Exhibit 99.2

PERDIGÃO’S REPORTS AN ALL-TIME RECORD GROWTH IN PROFITS OF 139.3%

Company shares appreciate 132% during the year

Perdigão ended 2004 with the highest net income ever of R$ 295.6 million. The result represents a growth of 139.3% compared to 2003, principally reflecting an excellent export performance. Gross sales amounted to R$ 5.6 billion, 27.4% higher than the preceding year. Net sales were up 27.7%  and reached R$ 4.9 billion.

During the year, exports grew 48.4% to R$ 2.7 billion. Sales volume was 23.8% higher than for 2003 and surpassing Company forecasts.

Other factors that impacted this record performance were the improvement in the product mix and prices and the maintenance in domestic market costs. Domestic market sales reached R$ 2.8 billion, 12% more than 2003.  In volume terms, sales reached 532,200 tons, 6.2% higher than in 2003.

EBITDA registered a growth in the period of 54.9% rising to R$ 593.8 million and corresponding to a margin of 12.2%. Gross profits rose 32%, amounting to R$ 1.4 billion, while operating income before financial expenses amounted to R$ 498.3 million, an increase of 73.4%.

 “During the period, the Company posted one of the fastest growth rates in its history”, says Perdigão’s CFO, Wang Wei Chang. “And our plans are to continue this sustained growth - paramount to the Company’s success over the past decade - including the construction of a new industrial unit. The excellent 2004 results were the pinnacle to Perdigão’s 70th anniversary celebrations and its tenth year under professional management”, commemorates Chang.

According to the CFO, exports registered an excellent performance due to the Company’s successful strategy and competence in serving overseas customers and selling its products to more than 100 countries, despite the 4.7% average appreciation of the Real against the dollar –. Exports also benefited from the rising demand for Brazilian meats in the international market.

In 2004, Perdigão invested 59% more than in 2003, amounting to R$ 110.5 million. Capital expenditures were largely directed to increasing the capacity of the Rio Verde (GO) unit, increasing the production of various lines, logistics projects and the upgrading of infrastructure. In the light of strong cash generation, the Company decided to anticipate investments in certain projects such as the new Mineiros (GO) plant, and the Videira (SC) and Marau (RS) distribution centers.

The Company’s shares also performed extremely well during the year and surpassing the indexes for both the Brazilian and the New York stock exchanges. The average financial volume for the year was US$ 2 million/day, the preferred shares becoming a component of Bovespa’s IbrX50, which includes the most liquid stocks traded on the exchange. The Company’s shares reported an appreciation of 132% during the year.

HIGHLIGHTS                                                                                                                                                                                                                   (R$million)

	2004	2003	% Change
Net income	295.6	123.5	139.3
Gross profit	1,350.9	1,022.9	32.1
EBITDA	593.8	383.3	54.9
Net sales	4,883.3	3,825.2	27.7
Gross sales	5,567.3	4,371.0	27.4
Domestic market	2,840.1	2,533.1	12.1
Exports	2,727.2	1,837.9	48.4
Consolidated earnings p/share (R$)	6.62	2.77	139.3

EXPORTS

In 2004, exports of higher value-added products increased by 17.6% by volume and 15% in revenues, going to Europe, some areas in the Far East, Middle East and Eurasia.

Growth in the principal markets in export revenues was as follows: Europe – 26.4%; Far East – 76.7%; Middle East – 32.8%. Other markets such as Eurasia and Africa, grew 99.9%, in spite of Russian import barriers and quotas.

Processed pork products continued to register significant growth in the Eurasian, Hong Kong and Singapore markets. Sales of these products increased 42% by volume and 89.4% in revenues during the year.

Average prices increased by approximately 20.8% during the year. In the second half, margins were squeezed due to a reduction in the difference between average price and cost, in turn a reflection of falling prices largely in the Japanese market and the appreciation of the Real against the dollar. Average prices in dollars were up by 25%.

DOMESTIC MARKET

Perdigão adopted a domestic market posture of enhancing the product portfolio and prices and maintaining costs, prioritizing returns and improving distribution channels particularly to the institutional and retail markets.

Average prices during the year were 7.5% higher, thanks to increased prices of pork meat and higher value-added products. Average costs grew 0.6%.

Elaborated/process products grew 7.6% in volume and 14% in sales, reaching R$ 2.3 billion. New product launches during the period also contributed to this performance, notably the Chicken Pop Corn, new flavors for pizzas, flakey pastries, oven-cooked pastries and specialty meats, such as bologna sausage and smoked turkey breast.

During the year, Perdigão took over the leadership in specialty meats with a market share of 24.7%. Its share of the frozen meats market remained at 34.2%,

while the Company saw its participation in ready-to-eat dishes/pastas increase (by 3.6 percentage points) to 38.4% and frozen pizzas to 30.6%.

SOCIAL BALANCE

Last year, the Company created 3,455 new job opportunities, ending the year with 31,406 emploees, a growth of 12.4% in relation to 2003.

During the year, the Company invested R$ 70.9 million in fringe benefits and social programs, 24.7% higher than in 2003. Environmental investments amounted to R$ 6.9 million, a growth of 69.8%.

Perdigão was ranked as one of the ten model companies in corporate responsibility in the Exame magazine’s 2004 Guide to Good Corporate Citizenship for its social initiatives covering education, health, social inclusion for drug addicts and the handicapped, environmental preservation, disseminating cultural activities in the interior of the country and for improving the social infrastructure in regions where the Company operates its plants. In addition, Perdigão’s practice is to encourage its employees to take on volunteer work.

In 2005, the Company is forecasting a 9% growth in sales volume based on the tendencies in both domestic and export markets. During the current fiscal year, Perdigão estimates its capital expenditures at about R$ 150 million, dedicated to the continued expansion of the Rio Verde unit, the start on the construction of the Mineiros complex, as well as investments in logistical and infrastructure projects and the optimization of production lines at units in the states of Santa Catarina, Rio Grande do Sul and Paraná.

São Paulo, February 21, 2005.

For further information please access www.perdigao.com.br/ri/eng or call Investor Relations at (55-11) 3718-5301.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change